5555 San Felipe (77056-2725) P. O. Box 4813 (77210-4813) Houston, Texas Telephone 713/629-6600

March 7, 2007

Jason Wynn, Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., mail stop 7010
Washington, DC 20549

Re:	Marathon Oil Corporation
Preliminary Proxy Statement
Schedule 14A
Filed February 20, 2007

Dear Mr. Wynn:

This correspondence filing is being made in accordance with our conversation on Tuesday, March 6, 2007.  You called to inform me that the SEC had one comment on Marathon Oil Corporation’s preliminary proxy statement filed with the U.S. Securities and Exchange Commission on February 20, 2007.

In response to the SEC’s comment on our Proposal No. 5 (Amend our Restated Certificate of Incorporation to Increase the Number of Authorized Shares of Common Stock), Marathon will add the following sentence to the proposal:  “The Company has no current plans, written or otherwise, to issue these additional shares of common stock at this time.”  As we further discussed, Marathon will make this disclosure in its definitive proxy statement.

Please call the undersigned at (713) 296-2535, if you have any questions regarding this submission.

Very truly yours,

/s/ Richard J. Kolencik

Richard J. Kolencik
General Attorney and Assistant Secretary
Marathon Oil Corporation
5555 San Felipe
Houston, TX 77056